Filed Pursuant to Rule 424(b)(2)
Registration No. 333-145705

PROSPECTUS SUPPLEMENT

(To Prospectus dated September 7, 2007)

1,804,491 Shares of Common Stock

Pursuant to this prospectus supplement, we are offering 1,804,491 shares of our common stock (the “Shares”) to Timothy Beach and Stuart Christensen, pursuant to the agreement as detailed below. The Company will not receive any of the proceeds from sales of the shares of Common Stock by the security holders.

We expect to issue the Shares to the above-named individuals on or about November 1, 2008 contingent on the Company’s receipt of listing approval from the American Stock Exchange. Our Common Stock is listed on the American Stock Exchange (“AMEX”) under the trading symbol “KAD.” The last reported sale price of our Common Stock on October 7, 2008 was $0.22 per share.

Please read this prospectus supplement and the base prospectus carefully before you invest. Both documents contain information you should carefully consider before making your investment decision. Investing in Arcadia Resources, Inc. Common Stock involves risks. See Risk Factors beginning on page S-3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the base prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus supplement and the accompanying prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by us, the selling security holders or any underwriter. You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any security other than the Common Stock offered by this prospectus supplement, or an offer to sell or a solicitation of an offer to buy any security by any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this prospectus supplement nor any sale made hereunder shall, under any circumstances, imply that the information in this prospectus supplement is correct as of any time subsequent to the date of this prospectus supplement.

The date of this prospectus supplement is October 9, 2008.

TABLE OF CONTENTS

Prospectus Supplement

About This Prospectus Supplement
The Offering
Risk Factors
Use of Proceeds
Dilution
Where You Can Find More Information
Plan of Distribution

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is part of a registration statement that we have filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, we are offering to sell shares of our common stock using this prospectus supplement and the accompanying prospectus. The prospectus supplement describes the specific terms of the common stock offering. The accompanying base prospectus gives more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus. If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

As used in this prospectus supplement, the terms “Arcadia,” “we,” “our” or “us” mean Arcadia Resources, Inc., a Nevada corporation, and its predecessors and subsidiaries, unless the context indicates otherwise.

THE OFFERING

Common stock offered by Arcadia

Timothy Beach	902,245 shares	Satisfaction of Escrow Release Agreement true-up payment obligation.

Stuart Christensen	902,246 shares	Satisfaction of Escrow Release Agreement true-up payment obligation.

Common stock outstanding before the offering	135,002,991 shares, as of October 7, 2008

Common stock outstanding after the offering	136,807,482 shares

American Stock Exchange (AMEX) symbol	KAD

RISK FACTORS

You should carefully consider the risks described below, in addition to the other information in this prospectus supplement and the related prospectus, including the information incorporated by reference herein, before making an investment decision. The risks and uncertainties described below are all of the material risks facing our company.

If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment in us.

In addition to the other information set forth in this Prospectus Supplement, you should carefully consider the Risk Factors included in Part I, “Item 1A. – “Risk Factors” of our Annual Report on Form 10-K for the year ended March 31, 2008, and the additional Risk Factors set forth below. These Risk Factors could materially impact our business, financial condition and/or operating results. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely impact our business, financial condition and/or operating results.

The price of our common stock has been, and will likely continue to be, volatile, which could diminish the ability to recoup an investment, or to earn a return on an investment, in our Company.

The market price of our common stock, like that of the securities of many other companies with limited operating history and public float, has fluctuated over a wide range, and it is likely that the price of our common stock will fluctuate in the future. The closing price of our common stock, as quoted by the American Stock Exchange (AMEX) beginning July 3, 2006 through October 7, 2008, has fluctuated from a low of $0.17 to a high of $3.50. From October 7, 2007 through October 7, 2008, our common stock has fluctuated from a low of $0.17 to a high of $2.34. Limited demand for our common stock has resulted in limited liquidity, and it may be difficult to dispose of the Company’s securities. Due to the volatility of the price our common stock, an investor may be unable to resell shares of our common stock at or above the price paid for them, thereby exposing an investor to the risk that he may not recoup an investment in our Company or earn a return on an investment. In the past, securities class action litigation has been brought against companies following periods of volatility in the market price of their securities. If we are the target of similar litigation in the future, our Company would be exposed to incurring significant litigation costs. This would also divert management’s attention and resources, all of which could substantially harm our business and results of operations.

To the extent we do not generate adequate cash flow from operations, we may need to raise additional cash through equity or debt financing, both of which may be difficult due to the Company’s current capital structure and stock price.

We raised $5.0 million in additional debt financing in March 2008. While we believe this funding, along with other lines of available credit, will enable us to fund our plans for fiscal 2009, we may have additional cash needs during the course of the year. It may be difficult to raise additional cash through debt financing due to our current outstanding debt level (lines of credit, notes payable and capital lease obligations) of $36.3 million. Further, due to our recent stock price and volatility as well as the total number of common shares outstanding and available, additional equity financing may not be attractive or possible. If we were unable to raise additional cash, we may need to modify or abandon our growth strategy or may need to eliminate certain product or service offerings. Higher financing costs, modification or abandonment of our growth strategy, or the elimination of product or service offerings could negatively impact our profitability and financial position, which in turn could negatively impact the price of our common stock and shareholder value.

Although the Company generated positive cash flow from operations of approximately $623,000 for the quarter ended September 30, 2008, this trend may not be sustainable over the next several quarters. Cash flows generated from operations may not be adequate to cover the Company’s debt obligations and capital requirements. The Company anticipates that its operating expenses will increase as it continues to invest in its Pharmacy segment. If an increase in operating expenses is not accompanied by a corresponding increase in revenues, the Company’s operating results may suffer. Accordingly, although the Company had positive cash flow from operations for the quarters ended December 31, 2007, March 31, 2008 and June 30, 2008, it cannot assure you that it will be able to sustain or increase its cash flow from operations in the future.

Changes in reimbursement for Home Health Equipment products under Medicare could negatively affect our business and financial condition.

Recent federal legislative changes contain provisions that will directly impact reimbursement for some of the products supplied by the HHE segment, including oxygen equipment. Over the past several years federal legislative changes implemented by the Centers for Medicare and Medicaid Services (“CMS”) have included the Medicare, Medicaid and SCHIP Extension Act of 2007; the Deficit Reduction Act of 2005; and the Medicare Prescription Drug, Improvement and Modernization Act of 2003. Under these new provisions, the most significant changes for our HHE segment were to have included (a) establishment of competitive bidding areas (“CBA’s”) for certain HHE products, starting in ten metropolitan statistical areas (“MSAs”) in 2008 and extending to additional MSAs in 2009 and beyond; (b) quality standards and accreditation requirements for participants in the competitive bidding program; (c) capped rental payments limiting the period of time for which the Company may be reimbursed for oxygen equipment supplied to its customers to 36 months, and required transfer of title to such equipment to the client after the 36 month reimbursement cap was reached; and (d) reductions in the reimbursement levels for certain inhalation drugs.

In April 2007 CMS issued its final rule implementing the first round of the competitive bidding program in ten of the largest MSA’s across the country, applying initially to ten categories of HHE and medical supplies. This first round of competitive bidding included a CBA in which one of the Company’s fourteen HHE businesses was located. CMS announced the winning suppliers in March 2008. The Company was not a winning supplier of the product categories for which we submitted bids.

On January 8, 2008, CMS announced the next 70 MSAs and the applicable product categories for the second round of the competitive bidding program for certain HHE products under Medicare Part B. CMS stated that it planned to announce the specific zip codes included in each of the respective MSA for the second round of competitive bidding during the second quarter of 2008.

In July 2008, the United States Congress enacted the Medicare Improvements for Patients and Providers Act of 2008 (“MIPPA”). Among other things, MIPPA (1) terminates contracts awarded in the first round of competitive bidding; (2) delays the first round of competitive bidding until 2009 and requires changes to the program be adopted prior to its re-implementation; (3) delays the second round of competitive bidding to after 2011; (4) retains the 36 month cap on reimbursement for oxygen equipment rentals, but deletes the requirement that title to such equipment be transferred to the patient at that time; and (5) implements effective January 1, 2009 a 9.5% reduction in reimbursement for certain HHE items supplied anywhere in the United States.

The Company is evaluating the impact of these changes on its existing business. The changes will reduce reimbursement levels for certain HHE equipment, which will adversely impact revenues and margins starting in the fourth quarter of fiscal 2009. While these changes are not expected to have a material adverse change on the net revenues, operating income and cash flows of the Company as a whole in fiscal 2009 as compared to fiscal 2008, the impact of these and possible future legislative changes could have a material adverse impact on the net revenues, operating income and cash flow of the HHE segment, starting in 2009 and continuing into future periods. The Company continually evaluates opportunities to increase revenue and reduce costs in response to these and other changes affecting the HHE business. These initiatives, if successful, will mitigate the impact of these changes on the net revenues and margins realized in the Company’s HHE segment. Moreover, until such time that the competitive bid program is implemented, bids are awarded in the applicable CBA’s and the associated fee schedules and participating providers are announced, we will not be able to determine the impact of MIPPA nor can we predict the effect the process will have on our ability to continue to provide products to Medicare beneficiaries in one or more of the markets we currently serve.

USE OF PROCEEDS

The shares of common stock are being offered to settle certain liabilities as described more fully below. We will not receive any cash proceeds from the sale of shares of our common stock by the security holders. The security holders will pay any underwriting discounts and commissions and expenses incurred by the security holders for brokerage, accounting, tax or legal services or any other expense incurred by the security holders in connection with sales by them. We will bear all other costs, fees and expenses incurred in effecting the registration of shares covered by this prospectus supplement, including, but not limited to, all registration and filing fees and fees and expenses of our counsel and our accountants.

In accordance with the Escrow Release Agreement dated July 19, 2007 (the “Agreement”) between Beacon Respiratory Services, Inc., a wholly-owned subsidiary of Arcadia Resources, Inc., Alliance Oxygen & Medical Equipment, Inc. (“Alliance”) and the controlling shareholders of Alliance (Timothy Beach and Stuart Christensen), a total of 1,068,140 shares were issued to the controlling shareholders in July, 2007. In accordance with the terms of the Agreement, the controlling shareholders have sold all of these shares and because the aggregate gross proceeds received by them were less than the aggregate value of such shares on the date of issuance, the controlling shareholders are entitled to receive a true-up payment from Arcadia in an amount equal to $534,070. Arcadia has elected to make this true-up payment in stock and will (i) release 865,859 shares of Arcadia Common Stock currently held in escrow by Arcadia to the controlling shareholders (which stock was previously registered on Registration Statement No. 333-140227), (ii) issue 902,246 shares to Stuart Christensen as provided herein and (iii) issue 902,245 shares to Timothy Beach as provided herein, in full satisfaction for such obligation.

DILUTION

The net tangible book value per share represents the amount of our total tangible assets, less our total liabilities and the aggregate liquidation preference of our preferred stock outstanding, divided by the total number of shares of our common stock outstanding. The number of shares of our common stock outstanding may be increased by shares issued upon conversion of preferred stock, payment of dividends and exercise of warrants or options, and, to the extent warrants and options are exercised for cash, the net tangible book value of our common stock may increase. The Company currently has no preferred stock outstanding. Since we will not receive any of the proceeds from the sale of common stock sold by the selling security holders under this prospectus supplement, the net tangible book value of our common stock will not be increased or decreased as a result of such sales nor will the number of shares outstanding be affected by such sales.

WHERE YOU CAN FIND MORE INFORMATION

Our SEC filings are available to the public over the SEC’s website at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operating rules, copy charges and procedures for the public reference room.

We have filed with the SEC a registration statement on Form S-3 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered hereby. This Prospectus Supplement and the accompanying Prospectus do not contain all of the information contained in the Registration Statement. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the SEC and may be obtained upon payment of a prescribed fee or may be examined without charge at the SEC’s public reference facility in Washington D.C. or copied without charge from its website.

Our SEC filings are available to the public at no cost over the Internet at www.ArcadiaHealthcare.com, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, excluding exhibits, at no cost by writing or telephoning our principal executive office, which is:

Arcadia Resources, Inc.

9229 Delegates Row, Ste. 260

Indianapolis, IN 46240

Attention: Corporate Secretary

(317) 569-8234

PLAN OF DISTRIBUTION

Please see the information set forth under the caption “Plan of Distribution” in the accompanying prospectus. For more information, please see the section entitled “Where You Can Find More Information” in this prospectus supplement.